UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OPTIONABLE, INC.
(Name of Subject Company (Issuer))

MARK NORDLICHT
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value
(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Kevin Friedmann, Esq.
Richardson & Patel LLP
750 Third Avenue, Ninth Floor
New York, New York 10017
Telephone: (212) 561-5559
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,530,831.86	$177.73

(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) the product of (x) 43,738,053 (the number of shares of common stock of the subject company not owned by the Purchaser (“Shares”) issued and outstanding as of May 12, 2011) and (y) $0.035 (the per Share offer price).  The number of outstanding Shares is reported in the subject company’s Quarterly Report on Form 10-Q for the period ended March 31, 2011.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011610.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $177.73 Filing Party Mark Nordlicht
Form of Registration No. N/A Date Filed June 13, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on June 13, 2011 by Mark Nordlicht in connection with his offer to purchase all of the shares of common stock, $0.0001 par value, of Optionable, Inc. upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 13, 2011.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 1. to Item 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)           The “Introduction” of the Offer to Purchase is hereby amended on page 1 to delete the following sentences from the end of paragraph 4,

The 203 Condition will be satisfied when the Purchaser receives reasonable assurance from his advisors that Section 203 of the Delaware General Corporation Law and any other applicable anti-takeover laws are inapplicable to the Offer.  The Impairment Condition will be satisfied if Optionable does not publicly disclose, prior to the Expiration Date, having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser’s ability to acquire Optionable or otherwise diminishing the expected value to the Purchaser of the acquisition of Optionable.

and to add the following sentence in their place:

The manner in which the 203 Condition and the Impairment Condition will be satisfied is more fully described in Section 14 – “Certain Conditions of the Offer”.

(2)           The first paragraph of the paragraph titled “Statutory Requirements” included on page 12 in Section 11 of the Offer to Purchase is hereby amended to delete the following sentence:

The 203 Condition will be satisfied when the Purchaser receives reasonable assurance from his advisors that Section 203 of the Delaware General Corporation Law and any other applicable anti-takeover laws are inapplicable to the Offer.

and to add the following as the fourth paragraph under “Statutory Requirements”:

The 203 Condition will be satisfied if, prior to the acceptance for payment of Shares pursuant to the Offer, Optionable’s Board of Directors approves the Offer.  Alternatively, the 203 Condition will be satisfied if the Purchaser determines that Optionable does not have a class of voting stock that is: (i) listed on a national securities exchange; or (ii) held of record by more than 2,000 stockholders, unless either of the foregoing results from action taken, directly or indirectly, by the Purchaser or from a transaction in which the Purchaser becomes an interested stockholder.  The Purchaser has received assurance that Section 203 of the Delaware General Corporation Law and any other applicable anti-takeover laws are inapplicable to the Offer, therefore the Offer is no longer subject to the 203 Condition.

(3)           There shall be added to Section 14 – “Certain Conditions of the Offer”, which begins on page 14 of the Offer to Purchase, as the penultimate paragraph on page 16, the following:

The 203 Condition will be satisfied if, prior to the acceptance for payment of Shares pursuant to the Offer, Optionable’s Board of Directors approves the Offer.  Alternatively, the 203 Condition will be satisfied if the Purchaser determines that Optionable does not have a class of voting stock that is: (i) listed on a national securities exchange; or (ii) held of record by more than 2,000 stockholders, unless either of the foregoing results from action taken, directly or indirectly, by the Purchaser or from a transaction in which the Purchaser becomes an interested stockholder.  The Purchaser has received assurance that Section 203 of the Delaware General Corporation Law and any other applicable anti-takeover laws are inapplicable to the Offer, therefore the Offer is no longer subject to the 203 Condition.  The Impairment Condition will be satisfied if, prior to the expiration of the Offer to Purchase, Optionable does not take any of the following actions:

(a)           repurchase its own securities or induce friendly third parties to make open market purchases of its securities;

(b)           announce one or more forward or reverse stock splits;

(c)           arrange a defensive merger;

(d)           institute litigation, challenging either directly or collaterally the conduct or effect of the Offer to Purchase or institute judicial action seeking a temporary or permanent injunction against the Purchaser alleging inadequate disclosure and other securities laws violations; or

(e)           enter into a stockholder rights plan.

Item 12 Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase datedJune 13, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on June 13, 2011.*

(a)(5)(A)	Press Release issued by Mark Nordlicht on June 13, 2011.*

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.
* Previously filed.

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2011

/s/ Mark Nordlicht
Mark Nordlicht

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated June 13, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on June 13, 2011.*

(a)(5)(A)	Press Release issued by Mark Nordlicht on June 13, 2011.*

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.
*Previously filed.